Exhibit 99.1

Stratasys Releases Third Quarter 2022 Financial Results

●	Consolidated Revenues grew 2.0%, and increased 7.8% as adjusted for divestitures and on a constant currency basis

●	Third quarter GAAP net income of $18.7 million, or $0.28 per diluted share, and non-GAAP net income of $3.3 million, or $0.05 per diluted share

●	$348.7 million of cash and cash equivalents and no debt at quarter end

●	Updates 2022 full-year outlook reflecting approximately 10% revenue growth over 2021 adjusted for divestitures

MINNEAPOLIS, MN & REHOVOT, Israel - (BUSINESS WIRE) - November 10, 2022 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced financial results for the third quarter of 2022.

Third Quarter 2022 Financial Results Compared to Third Quarter 2021:

●	Consolidated revenue of $162.2 million, up 2.0% compared to $159.0 million; adjusted revenue excluding divestitures and on a constant currency basis increased 7.8%.

●	GAAP gross margin of 43.6% versus 42.9%.

●	Non-GAAP gross margin of 48.5%, compared to 48.2%.

●	GAAP operating loss of $15.6 million, compared to a GAAP operating loss of $21.9 million.

●	Non-GAAP operating income of $4.5 million, versus non-GAAP operating income of $1.8 million.

●	GAAP net income of $18.7 million, or $0.28 per diluted share, compared to net loss of $18.1 million, or ($0.28) per diluted share.

●	Non-GAAP net income of $3.3 million, or $0.05 per diluted share, versus non-GAAP net income of $0.5 million, or $0.01 per diluted share.

●	Adjusted EBITDA of $9.9 million, compared to $7.8 million.

●	$18.4 million of cash used by, compared to $3.0 million of cash generated from, operating activities, reflecting cash use for a continued augmentation of inventories.

Dr. Yoav Zeif, Stratasys’ Chief Executive Officer, said “We delivered our highest third quarter revenue in seven years. This was driven by 18.9% growth in our systems, excluding divestitures and on a constant currency basis. We have now achieved five consecutive quarters of positive earnings, demonstrating our unique ability to generate profitable growth even while navigating a challenging global economic backdrop that includes prolonged customer sales cycles and delayed consumables purchases.”

“As the leading provider of comprehensive polymer additive manufacturing products, software, and services solutions, we continue to enhance our core competencies and evolve our offerings to outpace our customers’ expanding needs. We are excited about the significant expansion of our materials portfolio across multiple technologies, which we believe will drive higher-margin consumables sales in the coming years. In addition, as part of our growth strategy we will keep selectively adding and incubating complementary new technology-driven businesses that we expect will spur incremental growth in the future. Stratasys is ideally positioned to provide the necessary solutions to catalyze our customers’ ongoing transformation from prototyping to additive manufacturing at scale while creating long-term value for all of our shareholders,” Dr. Zeif concluded.

Financial Outlook:

Based on current market conditions, and assuming that the collective impact of global supply chain costs, rising interest rates, currency risk and inflation does not further worsen economic activity, the Company is updating its outlook for 2022 to include the impact of $17 million from its Makerbot divestiture as follows:

●	Full year 2022 revenue of $648 million to $652 million, which includes the impact of approximately $13 million to reflect the anticipated impact of customer-related delays in the purchasing of systems and materials due to anticipated, ongoing economic uncertainty as well as ongoing pressure on foreign exchange rates. The updated outlook represents approximately 10% full year growth over 2021 after adjusting for the MakerBot divestiture.

●	Full-year 2022 gross margins flat to slightly higher compared to full-year 2021, based on current logistics and materials costs.

●	Full year-operating expenses $5 million to $10 million higher than 2021, primarily due to the divestiture of MakerBot and by improved efficiencies.

●	Full year non-GAAP operating margins slightly above 2%.

●	GAAP net loss of $48 million to $39 million, or ($0.72) to ($0.59) per diluted share.

●	Non-GAAP net income of $6 million to $8 million, or $0.09 to $0.12 per diluted share.

●	Adjusted EBITDA of $34 million to $37 million.

●	Capital expenditures of $15 million to $20 million.

Non-GAAP earnings outlook excludes $37 million to $38 million of anticipated amortization of intangible assets, $33 million to $35 million of non-cash share-based compensation expense, $39 million gain from deconsolidation of MakerBot, and reorganization and other expenses of $14 million to $16 million. Non-GAAP outlook includes tax adjustments of $3 million to $5 million on the above non-GAAP items.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of this press release and slide presentation, with itemized detail concerning the non-GAAP financial measures.

Stratasys Ltd. Third Quarter 2022 Webcast and Conference Call Details:

The Company plans to webcast its conference call to discuss its third quarter 2022 financial results on Thursday, November 10, 2022, at 8:30 a.m. (ET).

The investor conference call will be available via live webcast on the Stratasys website at investors.stratasys.com, or directly at the following web address:

https://event.choruscall.com/mediaframe/webcast.html?webcastid=Aau6uFJK

To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products and healthcare. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements

The statements in this press release regarding Stratasys’ strategy, and the statements regarding Stratasys’ projected future financial performance, including the financial guidance concerning its expected results for 2022 and beyond, are forward-looking statements reflecting management’s current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys’ business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of our success at introducing new or improved products and solutions that gain market share; the degree of growth of the 3D printing market generally; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the degree of our success at locating and acquiring additional value-enhancing, inorganic technology that furthers our business plan to lead in the realm of polymers; the adverse impact that recent global interruptions, delays and increased costs related to freight carriers and other suppliers (including due to the Russian invasion of Ukraine) are having on our supply chain and distribution network, and, consequently, our ability to successfully sell both our existing and newly-launched 3D printing products; the strength and duration of, and degree of recovery from and resilience to, current adverse macro-economic conditions that are, in part, by-products of the COVID-19 pandemic, including inflation and rising interest rates, which are having, and may continue to have, significant consequences for our operations, financial position, cash flows, and those of our customers and suppliers; potential changes in our management and board of directors; global market, political and economic conditions, and in the countries in which we operate in particular; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others’ intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2021, which we filed with the U.S. Securities and Exchange Commission, or SEC, on February 24, 2022 (the “2021 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2021 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2022, which are furnished to the SEC throughout 2022, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures

The non-GAAP data included herein, which exclude certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, legal provisions and currency-related fluctuations, and (ii) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items. These factors eliminated in non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table below.

Yonah Lloyd

CCO, VP Investor Relations

Yonah.Lloyd@stratasys.com

Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets

(Unaudited)

(in thousands, except share data)

	September 30,	December 31,
	2022	2021
ASSETS

Current assets
Cash and cash equivalents	$150,672	$243,179
Short-term deposits	198,056	259,000
Accounts receivable, net of allowance for credit losses of $0.7 million and $0.5 million as of September 30, 2022 and December 31, 2021	140,258	129,382
Inventories	170,434	129,147
Prepaid expenses	8,146	6,871
Other current assets	26,838	33,123

Total current assets	694,404	800,702

Non-current assets
Property, plant and equipment, net	194,214	203,295
Goodwill	64,844	65,144
Other intangible assets, net	129,682	152,244
Operating lease right-of-use assets	19,010	14,651
Long-term investments	143,928	28,667
Other non-current assets	21,309	12,519

Total non-current assets	572,987	476,520

Total assets	$1,267,391	$1,277,222

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$67,957	$51,976
Accrued expenses and other current liabilities	55,152	55,358
Accrued compensation and related benefits	34,862	44,684
Deferred revenues - short term	48,735	51,174
Operating lease liabilities - short term	6,977	7,276

Total current liabilities	213,683	210,468

Non-current liabilities
Deferred revenues - long term	23,581	21,133
Deferred income taxes - long term	4,084	7,341
Operating lease liabilities - long term	11,738	7,693
Contingent consideration - long term	38,551	53,478
Other non-current liabilities	27,028	21,095

Total non-current liabilities	104,982	110,740

Total liabilities	318,665	321,208

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 66,784 thousands shares and 65,677 thousands shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	186	182
Additional paid-in capital	3,037,225	3,012,481
Accumulated other comprehensive loss	(14,223)	(8,771)
Accumulated deficit	(2,074,462)	(2,047,878)
	948,726	956,014

Total liabilities and equity	$1,267,391	$1,277,222

Stratasys Ltd.

Consolidated Statements of Operations

(in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net sales
Products	$112,133	$108,888	$340,927	$299,517
Services	50,059	50,121	151,297	140,686
	162,192	159,009	492,224	440,203

Cost of sales
Products	55,916	54,820	176,421	151,471
Services	35,527	36,001	107,984	101,697
	91,443	90,821	284,405	253,168

Gross profit	70,749	68,188	207,819	187,035

Operating expenses
Research and development, net	23,145	22,645	71,489	65,683
Selling, general and administrative	63,230	67,462	195,085	184,353
	86,375	90,107	266,574	250,036

Operating loss	(15,626)	(21,919)	(58,755)	(63,001)

Gain from deconsolidation of subsidiary	39,136	-	39,136	-
Financial income (expense), net	452	(634)	(2,080)	(1,383)

Income (loss) before income taxes	23,962	(22,553)	(21,699)	(64,384)

Income tax expense (benefit)	3,298	699	2,796	6,009

Share in profit (losses) of associated companies	(1,915)	3,778	(2,089)	1,229

Net income (loss)	$18,749	$(18,076)	$(26,584)	$(57,146)

Net income (loss) per share
Basic	$0.28	$(0.28)	$(0.40)	$(0.91)
Diluted	$0.28	$(0.28)	$(0.40)	$(0.91)

Weighted average ordinary shares outstanding
Basic	66,772	65,018	66,356	62,888
Diluted	67,038	65,018	66,356	62,888

		Three Months Ended June 30,
		2022	Non-GAAP	2022	2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$70,749	$7,990	$78,739	$68,188	$8,507	$76,695
	Operating income (loss) (1,2)	(15,626)	20,149	4,523	(21,919)	23,739	1,820
	Net income (loss) (1,2,3)	18,749	(15,423)	3,326	(18,076)	18,592	516
	Net income (loss) per diluted share (4)	$0.28	$(0.23)	$0.05	$(0.28)	$0.28	$0.01

(1)	Acquired intangible assets amortization expense		6,941			5,495
	Non-cash stock-based compensation expense		1,061			804
	Restructuring and other related costs		(12)			67
	Impairment charges		-			2,141
			7,990			8,507

(2)	Acquired intangible assets amortization expense		2,138			2,205
	Non-cash stock-based compensation expense		6,330			7,154
	Impairment of long-lived assets		-			1,242
	Restructuring and other related costs		1,309			210
	Revaluation of investments		901			2,025
	Contingent consideration		394			197
	Other expenses		1,087			2,199
			12,158			15,232
			20,149			23,739

(3)	Gain from deconsolidation of subsidiary		(39,136)			-
	Corresponding tax effect and other expenses		3,564			(5,147)
			$(15,423)			$18,592

(4)	Weighted average number of ordinary shares outstanding - Diluted	67,038		67,038	65,018		65,950

		Six Months Ended June 30,
		2022	Non-GAAP	2022	2021	Non-GAAP	2021
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$207,819	$27,593	$235,412	$187,035	$22,192	$209,227
	Operating income (loss) (1,2)	(58,755)	67,235	8,480	(63,001)	59,657	(3,344)
	Net income (loss) (1,2,3)	(26,584)	32,295	5,711	(57,146)	52,284	(4,862)
	Net income (loss) per diluted share (4)	$(0.40)	$0.49	$0.09	$(0.91)	$0.83	$(0.08)

(1)	Acquired intangible assets amortization expense		20,861			16,368
	Non-cash stock-based compensation expense		3,041			2,226
	Restructuring and other related costs		(174)			1,457
	Impairment charges		3,865			2,141
			27,593			22,192

(2)	Acquired intangible assets amortization expense		6,581			6,598
	Non-cash stock-based compensation expense		21,714			20,914
	Impairment of long-lived assets		-			2,664
	Restructuring and other related costs		1,864			2,370
	Revaluation of investments		3,217			556
	Contingent consideration		1,197			590
	Other expenses		5,069			3,773
			39,642			37,465
			67,235			59,657

(3)	Gain from deconsolidation of subsidiary		(39,136)			-
	Corresponding tax effect and other expenses		4,196			(7,373)
			$32,295			$52,284

(4)	Weighted average number of ordinary shares outstanding - Diluted	66,356		67,007	62,888		62,888

Stratasys Ltd.

Reconciliation of GAAP to Non-GAAP Forward Looking Guidance

Fiscal Year 2022

(in millions, except per share data)

GAAP net loss	($48) to ($39)

Adjustments
Stock-based compensation expense	$33 to $35
Intangible assets amortization expense	$37 to $38
Reorganization and other	$14 to $16
Tax expense (benefit) related to Non-GAAP adjustments	$3 to $5

Non-GAAP net income	$6 to $8

GAAP loss per share	($0.72) to ($0.59)

Non-GAAP diluted earnings per share	$0.09 to $0.12